CONE MILLS CORPORATION
                              3101 NORTH ELM STREET
                               GREENSBORO, NC 27408



                               June 19, 2000


VIA EDGAR

Securities and Exchange Commission

450 5th ST NW
Washington, D.C. 20001

     RE: Cone Mills Corporation (the "Registrant") - Form 11K/A The 401(k) Program (Hourly) of Cone Mills Corporation/ Cone Mills Corporation Employee Equity Plan - Hourly

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934. I hereby file the annual report on Form 11-K/A of The 401(k) Program (Hourly) of Cone Mills Corporation/Cone Mills Corporation Employee Equity Plan - Hourly.

These reports are being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336.379.6568.

Sincerely,

CONE MILLS CORPORATION

/s/     Neil W. Koonce
Title:  Vice President, General Counsel

        and Secretary

Enclosures

c:  Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
    McGladrey & Pullen, LLP (w/enclosures)
    New York Stock Exchange (w/enclosures)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                              FORM 11-K/A

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 1999

                                    OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            The 401(k) Program (Hourly) of Cone Mills Corporation/
             Cone Mills Corporation Employee Equity Plan - Hourly

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                          CONE MILLS CORPORATION
                           3101 North Elm Street
                           Greensboro, NC 27408

                         THE 401(k) PROGRAM (HOURLY)
                          OF CONE MILLS CORPORATION
                              FINANCIAL REPORT
                              DECEMBER 31, 1999

                                Contents

INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits
    with fund information                                          2-3

  Statements of changes in net assets available for benefits
    with fund information                                          4-5

  Notes to financial statements                                   6-12

                            McGLADREY AND PULLEN, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
The 401(k) Program (Hourly)
of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation (Plan #017) as of December 31, 1999, and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
April 27, 2000

The 401(k) Program (Hourly) of Cone Mills Corporation

Statement of Net Assets Available
for Benefits
With Fund Information
December 31, 1999

                                 -----------------------------------------------------------
                                               Vanguard       Vanguard     Vanguard      Vanguard
                                 Vanguard    International  LifeStrategy   Small-Cap    Total Bond
                                 500 Index      Growth        Moderate       Index     Market Index
                                   Fund          Fund       Growth Fund      Fund          Fund
-------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair
  value, trust fund
  Note 6)                        $   334,091  $  16,374      $ 114,967     $ 11,113      $  45,486
                                 -----------------------------------------------------------------

Receivables:
     Employer contributions            1,257         62            433           42            171
                                 -----------------------------------------------------------------
     Employee contributions            3,549        174          1,221          118            483
                                 -----------------------------------------------------------------
                                       4,806        236          1,654          160           654

       Total assets              $   338,897  $  16,610      $ 116,621     $ 11,273      $  46,140
                                 =================================================================

Net assets available for
benefits:
  Amounts allocated to
   persons who have
   withdrawn from
   participation in
   the earnings and
   operations of the Plan        $   41,420  $   2,030      $  14,253      $  1,378      $   5,639
  Other                             297,477     14,580        102,368         9,895         40,501
                                 -----------------------------------------------------------------
                                 $  338,897  $  16,610      $ 116,621      $ 11,273      $  46,140
                                 =================================================================

                                 -----------------------------------------------------------------------------------------
                                   Vanguard                     Vanguard
                                      US          Vanguard     Retirement
                                    Growth       Wellington     Savings        Cone Mills       Participant
                                     Fund           Fund         Trust         Stock Fund          Loans          Total
--------------------------------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
value, trust fund (Note 6)       $7,237,480     $1,851,108     $5,457,188      $1,767,006      $1,206,776     $18,041,589
                                 -----------------------------------------------------------------------------------------
Receivables:
  Employer contributions             27,230          6,964         20,532           6,648               -          63,339
                                 -----------------------------------------------------------------------------------------
  Employee contributions             76,880         19,663         57,969          18,770               -         178,827
                                 -----------------------------------------------------------------------------------------
                                    104,110         26,627         78,501          25,418               -         242,166

       Total assets               $7,341,590     $1,877,735     $5,535,689      $1,792,424     $1,206,776     $18,283,755
                                 =========================================================================================

Net assets available for
benefits:
 Amounts allocated to
   persons who have
   withdrawn from
   participation in
   the earnings and
   operations of the Plan        $  897,293     $  229,498     $  676,575       $  219,071     $        -     $ 2,087,157
 Other                            6,444,297      1,648,237      4,859,114        1,573,353      1,206,776      16,196,598
                                 -----------------------------------------------------------------------------------------
                                 $7,341,590     $1,877,735     $5,535,689       $1,792,424     $1,206,776     $18,283,755
                                 =========================================================================================

See Notes to Financial
Statements.

The 401(k) Program (Hourly) of Cone Mills
Corporation

Statement of Net Assets Available
for Benefits
With Fund Information
December 31, 1998

                                  -------------------------------------------------------------------------------
                                                   Vanguard          Vanguard         Vanguard        Vanguard
                                  Vanguard      International      LifeStrategy      Small-Cap       Total Bond
                                  500 Index         Growth           Moderate           Index       Market Index
                                    Fund             Fund           Growth Fund         Fund             Fund
-----------------------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
 value, trust fund (Note 6)       $ 141,818     $  2,909           $  56,415         $  9,977        $  12,429
                                  -------------------------------------------------------------------------------

Receivables:
 Employer contributions               1,654          190                 381              125              262
 Employee contributions               4,683          537               1,079              356              742
                                  -------------------------------------------------------------------------------
                                      6,337          727               1,460              481            1,004
                                  -------------------------------------------------------------------------------
       Total assets               $ 148,155     $  3,636           $  57,875         $ 10,458        $  13,433
                                  ===============================================================================

Net assets available for
benefits:
 Amounts allocated to
  persons who have
  withdrawn from
  participation in
  the earnings and
  operations of the Plan          $  25,614    $      -           $       -         $    166         $       -
 Other                              122,541       3,636              57,875           10,292            13,433
                                  -------------------------------------------------------------------------------

                                  $ 148,155    $  3,636           $  57,875         $ 10,458         $  13,433
                                  ===============================================================================
                                  -------------------------------------------------------------------------------

                                     Vanguard                       Vanguard
                                        US          Vanguard       Retirement
                                      Growth       Wellington        Savings       Cone Mills         Participant
                                       Fund           Fund            Trust        Stock Fund            Loans          Total
                                  ------------------------------------------------------------------------------------------------
Assets:
 Investments, at fair
value, trust fund (Note 6)        $ 6,459,897     $ 1,887,631     $ 5,363,358      $ 2,270,943        $ 1,161,718     $ 17,367,095
                                  ------------------------------------------------------------------------------------------------
Receivables:
 Employer contributions                24,612           8,652          24,786           14,193                  -           74,855
 Employee contributions                69,707          24,506          70,199           40,199                  -          212,008
                                  ------------------------------------------------------------------------------------------------
                                       94,319          33,158          94,985           54,392                  -          286,863
                                  ------------------------------------------------------------------------------------------------
     Total assets                 $ 6,554,216     $ 1,920,789     $ 5,458,343      $ 2,325,335        $ 1,161,718     $ 17,653,958
                                  ================================================================================================

Net assets available for
benefits:
 Amounts allocated to
  persons who have
  withdrawn from
  participation in
  the earnings and
  operations of the Plan          $   239,340     $   114,608     $   242,836      $   159,554        $    5,603      $    787,721
 Other                              6,314,876       1,806,181       5,215,507       2,165,781           1,156,115       16,866,237
                                  ------------------------------------------------------------------------------------------------
                                  $ 6,554,216     $ 1,920,789     $ 5,458,343     $ 2,325,335         $ 1,161,718     $ 17,653,958
                                  ================================================================================================

See Notes to Financial
Statements.

The 401(k) Program (Hourly) of Cone Mills
Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Year Ended December 31, 1999

                                        -----------------------------------------------------------------------------
                                                         Vanguard           Vanguard        Vanguard      Vanguard
                                       Vanguard        International      LifeStrategy      Small-Cap    Total Bond
                                       500 Index          Growth            Moderate          Index     Market Index
                                          Fund             Fund           Growth Fund         Fund          Fund
                                       ------------------------------------------------------------------------------
Investments income (loss):
 Gain(loss) on sale of
  investments                          $   2,144         $       26        $     182        $   (415)   $      (120)
 Unrealized appreciation
  (depreciation)in fair
  value of investments                    42,143              2,163            7,583             608         (1,895)
 Dividends                                 5,044                815            4,093             985          1,861
 Interest                                      -                  -                -               -              -
                                       -----------------------------------------------------------------------------
                                          49,331              3,004           11,858           1,178           (154)
                                       -----------------------------------------------------------------------------
Contributions:
 Employer                                 20,681              1,896            5,476             873          3,535
 Employee                                 57,125              7,386           17,306           3,353         10,853
 Participant loan repayments               5,929                360            3,027               -            487
                                       -----------------------------------------------------------------------------
                                          83,735              9,642           25,809           4,226         14,875
                                       -----------------------------------------------------------------------------
Transfers with other funds                98,754              1,432           33,438          (3,986)        20,941
                                       -----------------------------------------------------------------------------

           Total additions               231,820             14,078           71,105           1,418         35,662
                                       -----------------------------------------------------------------------------

Benefits paid directly to
  participants                            32,041                808           11,891             477          2,510
Participant loan withdrawals               7,257                104               40               -            142
Other deductions                           1,780                192              428             126            303
                                       -----------------------------------------------------------------------------
          Total deductions                41,078              1,104           12,359             603          2,955
                                       -----------------------------------------------------------------------------

   Net increase (decrease)               190,742             12,974           58,746             815         32,707
                                       -----------------------------------------------------------------------------

Net assets available for benefits:
 December 31, 1998                       148,155              3,636           57,875          10,458         13,433
                                       -----------------------------------------------------------------------------
 December 31, 1999                     $ 338,897         $   16,610        $ 116,621     $    11,273   $     46,140
                                       =============================================================================

                                       ------------------------------------------------------------------------------------------
                                         Vanguard                        Vanguard
                                           US            Vanguard       Retirement
                                         Growth          Wellington       Savings      Cone Mills       Participant
                                         Fund              Fund            Trust       Stock Fund         Loans          Total
                                       -----------------------------------------------------------------------------------------

Investments income (loss):
 Gain(loss) on sale of
  investments                          $   98,988       $   12,428     $        -     $  (30,366)       $        -    $   82,867
 Unrealized appreciation
  (depreciation)in fair
   value of investments                   920,883          (93,537)             -       (392,147)                -       485,801
 Dividends                                383,038          170,216              -          2,698                 -       568,750
 Interest                                       -                -        320,198              -           103,779       423,977
                                       -----------------------------------------------------------------------------------------
                                        1,402,909           89,107        320,198       (419,815)          103,779    1,561,395
                                       -----------------------------------------------------------------------------------------
Contributions:
 Employer                                 229,381           85,010        255,086        128,425                 -      730,363
 Employee                                 689,110          250,565        677,542        345,917                 -    2,059,157
 Participant loan repayments              158,243           55,305        183,150         65,269          (471,770)           -
                                       -----------------------------------------------------------------------------------------
                                        1,076,734          390,880      1,115,778        539,611          (471,770)   2,789,520
                                       -----------------------------------------------------------------------------------------

Transfers with other funds                (48,378)         (52,280)        67,662       (117,583)                -            -
                                       -----------------------------------------------------------------------------------------

           Total additions              2,431,265          427,707      1,503,638          2,213          (367,991)   4,350,915
                                       -----------------------------------------------------------------------------------------

Benefits paid directly to
 participants                           1,299,209          394,863      1,156,833        441,070           285,639    3,625,341
Participant loan withdrawals              321,286           65,484        225,379         78,996          (698,688)           -
Other deductions                           23,396           10,414         44,080         15,058                 -       95,777
                                       -----------------------------------------------------------------------------------------
          Total deductions              1,643,891          470,761      1,426,292        535,124          (413,049)   3,721,118
                                       -----------------------------------------------------------------------------------------
   Net increase (decrease)                787,374          (43,054)        77,346       (532,911)           45,058      629,797
                                       -----------------------------------------------------------------------------------------

Net assets available for benefits:
December 31, 1998                       6,554,216        1,920,789      5,458,343      2,325,335         1,161,718   17,653,958
                                       -----------------------------------------------------------------------------------------
December 31, 1999                     $ 7,341,590      $ 1,877,735    $ 5,535,689    $ 1,792,424       $ 1,206,776 $ 18,283,755
                                       =========================================================================================

See Notes to Financial
Statements.

The 401(k) Program (Hourly) of Cone Mills
Corporation

Statement of Changes in Net Assets Available for Benefits
With Fund Information
Period June 1, 1998 through December 31, 1998

                                     -------------------------------------------------------------------------------
                                                      Vanguard         Vanguard           Vanguard          Vanguard
                                     Vanguard      International     LifeStrategy        Small-Cap         Total Bond
                                     500 Index         Growth          Moderate            Index          Market Index
                                       Fund             Fund         Growth Fund           Fund               Fund
                                     -------------------------------------------------------------------------------
Investments income (loss):
 Gain(loss) on sale of
  investments                        $   1,242      $        2       $      570           $      -        $        8
 Unrealized appreciation
  (depreciation)in fair
   value of investments                 15,811             209            3,011               (286)              (76)
 Dividends                               1,302              58            1,829                731               167
 Interest                                    -               -                -                -                   -
                                     --------------------------------------------------------------------------------
                                        18,355             269            5,410                445                99
                                     --------------------------------------------------------------------------------
Contributions:
 Employer                                7,283             551            1,476                319               829
 Employee                               19,304           2,281            4,382              1,094             2,498
 Participant loan repayments               120               -              140                  -                 7
                                     --------------------------------------------------------------------------------
                                        26,707           2,832            5,998              1,413             3,334
                                     --------------------------------------------------------------------------------
Transfers:
 To merge net assets from
  Cone Mills Corporation
  Employee Equity
  Plan-Hourly (Note 2)                       -               -                -                  -                 -
 With other funds                      116,600             558           51,827              8,655            13,153
                                     --------------------------------------------------------------------------------
                                       116,600             558           51,827              8,655            13,153
                                     --------------------------------------------------------------------------------
           Total additions             161,662           3,659           63,235             10,513            16,586
                                     --------------------------------------------------------------------------------
Benefits paid directly to
 participants                              215               -               27                  -               193
Participant loan withdrawals            12,934               -            5,246                  -             2,932
Other deductions                           358              23               87                 55                28
                                     --------------------------------------------------------------------------------

          Total deductions              13,507              23            5,360                 55             3,153
                                     --------------------------------------------------------------------------------

   Net increase (decrease)             148,155           3,636           57,875             10,458            13,433

Net assets available for
  benefits:
 June 1, 1998                                -               -                -                  -                 -
                                     --------------------------------------------------------------------------------
December 31, 1998                   $  148,155       $   3,636        $  57,875  $         10,458        $    13,433
                                     ================================================================================

                                    ---------------------------------------------------------------------------------------
                                     Vanguard                        Vanguard
                                        US           Vanguard       Retirement
                                      Growth        Wellington       Savings         Cone Mills      Participant
                                       Fund            Fund           Trust          Stock Funds        Loans       Total
                                    ---------------------------------------------------------------------------------------
Investments income (loss):
 Gain(loss) on sale of
  investments                     $      5,799      $  (15,401)     $       -        $   (416,366)    $       -    $  (424,148)
 Unrealized appreciation
  (depreciation)in fair
   value of investments                691,257        (124,914)             -          (1,134,431)            -      (549,419)
 Dividends                             426,075         211,953              -                   -             -       642,115
 Interest                                    -               -        189,122                   -         2,255       191,377
                                    ------------------------------------------------------------------------------------------
                                     1,123,131          71,638        189,122          (1,550,797)        2,255      (140,075)
                                    ------------------------------------------------------------------------------------------
Contributions:
 Employer                              192,922          68,876        222,767             112,484             -      607,507
 Employee                              630,080         215,057        652,803             309,091             -     1,836,590
 Participant loan repayments             5,984           2,369          7,270               2,413       (18,303)            -
                                    -----------------------------------------------------------------------------------------
                                       828,986         286,302        882,840             423,988       (18,303)    2,444,097
                                    -----------------------------------------------------------------------------------------
Transfers:
 To merge net assets from
  Cone Mills Corporation
  Employee Equity
  Plan-Hourly (Note 2)                       -              -               -           3,894,896             -     3,894,896
 With other funds                     (264,105)        90,232          40,762             (57,682)            -             -
                                    -----------------------------------------------------------------------------------------
                                      (264,105)        90,232          40,762           3,837,214             -     3,894,896
                                    -----------------------------------------------------------------------------------------
           Total additions          1,688,012         448,172       1,112,724           2,710,405       (16,048)    6,198,918
                                    -----------------------------------------------------------------------------------------

Benefits paid directly to
  participants                        453,402         170,398         609,339             255,257         5,986     1,494,817
Participant loan withdrawals          396,534         151,807         493,798             120,501    (1,183,752)            -
Other deductions                       11,707           4,922          20,322               9,310             -        46,812
                                    -----------------------------------------------------------------------------------------

          Total deductions            861,643         327,127        1,123,459            385,068    (1,177,766)    1,541,629
                                    -----------------------------------------------------------------------------------------

    Net increase (decrease)           826,369         121,045          (10,735)         2,325,337     1,161,718     4,657,289

Net assets available for benefits:
June 1, 1998                        5,727,847       1,799,744        6,469,078            -                   -    12,996,669
                                    -----------------------------------------------------------------------------------------
December 31, 1998                 $ 6,554,216      $1,920,789       $5,458,343         $2,325,335    $1,161,718   $17,653,958
                                    =========================================================================================

See Notes to Financial
Statements.

<PAGE<

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1.  Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held in a trust fund administered by The Vanguard Group, Inc. ("Vanguard"). The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives. Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Note 2.  Description of the Plan

The Plan is a defined contribution plan which became effective on January 1, 1994 under the name Supplemental Retirement Plan - Hourly of Cone Mills Corporation. On January 1, 1994, all hourly employees in the "Supplemental Retirement Plan of Cone Mills Corporation" transferred their account balances to this Plan. On June 1, 1998, the Cone Mills Corporation Employee Equity Plan - Hourly ("EEP - Hourly") was merged into the Plan with all of the EEP - Hourly's net assets being transferred into the Plan at that date. Immediately thereafter, the EEP - Hourly was terminated with the Plan being the survivor. On that same date, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets: Assets of the Plan are included with assets of "The 401(k) Program of Cone Mills Corporation" in a master trust.

Eligibility: Hourly employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are required in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Participants receive statements showing the value of their accounts quarterly.

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Vesting:  All members' accounts are 100% vested.

Investment alternatives: Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options any time throughout the year via direct phone or internet access to Vanguard. Each member has the following nine investment alternatives:

  Vanguard 500 Index Fund - Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.

  Vanguard   International  Growth  Fund  -  Primarily  invested  in  stocks  of high-quality, seasoned companies based outside the United States.

  Vanguard LifeStrategy Moderate Growth Fund - Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

  Vanguard Small-Cap Index Fund - Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

  Vanguard Total Bond Market Index Fund - Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond Index.

  Vanguard U.S. Growth Fund - Primarily invested in common stocks of various public companies. Vanguard Wellington Fund - Primarily invested in common and preferred stocks and corporate and government bonds. Vanguard Retirement Savings Trust - Primarily invested in fixed income securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments. Cone Mills Stock Fund - Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Note 3.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

Note 4.  Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.  Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.  Investments

The following tables present the cost and fair values of the Plan's investments at December 31, 1999 and 1998, respectively:


                                                                                      1999

                                                                             Cost             Fair Value
Vanguard Funds:
*500 Index ($135.33/unit; 2,468.713 units)                            $    281,310          $    334,091
*International Growth ($22.49/unit; 728.045 units)                          13,666                16,374
*LifeStrategy Moderate Growth ($18.18/unit;
    6,323.806 units)                                                       106,620               114,967
*Small-Cap Index ($23.60/unit; 470.900 units)                                9,983                11,113
*Total Bond Market Index ($9.56/unit; 4,757.926
    units)                                                                  48,864                45,486
*U.S. Growth ($43.53/unit; 166,264.193 units)                            6,233,244             7,237,480
*Wellington ($27.96/unit); 66,205.589 units)                             1,943,134             1,851,108
*Vanguard Retirement Savings Trust ($1.00/unit;
    5,457,188 units)                                                     5,457,188             5,457,188
*Cone Mills Stock Fund ($4.37/unit; 404,349.099
    units)                                                               2,223,920             1,767,006
*Participant Loans                                                       1,206,776             1,206,776
                                                                      $ 17,524,705          $ 18,041,589

* Designates party-in-interest

                                                                                     1998

                                                                          Cost                Fair Value
Vanguard Funds:
*500 Index ($113.95/unit; 1,244.566 units)                            $    131,180          $    141,818
*International Growth ($18.77/unit; 155.008 units)                           2,364                 2,909
*LifeStrategy Moderate Growth ($16.86/unit;
    3,346.086 units)                                                        55,651                56,415
*Small-Cap Index ($21.20/unit; 470.593 units)                                9,455                 9,977
*Total Bond Market Index ($10.27/unit; 1,210.207
    units)                                                                  13,912                12,429
*U.S. Growth ($37.49/unit; 172,309.873 units)                            6,376,544             6,459,897
*Wellington ($29.35/unit); 64,314.510 units)                             1,886,120             1,887,631
*Vanguard Retirement Savings Trust ($1.00/unit;
    5,363,358 units)                                                     5,363,358             5,363,358
*Cone Mills Stock Fund ($5.50/unit; 412,898.778
    units)                                                               2,335,710             2,270,943
*Participant Loans                                                       1,161,718             1,161,718
                                                                      $ 17,336,012          $ 17,367,095
*Designates party-in-interest

The following tables present the realized gains (losses) on investments for the years ended December 31, 1999 and 1998, respectively, using the average cost method for determining the cost of the investments sold:


                                                                               1999

                                                          Proceeds             Cost               Gain(Loss)

Vanguard 500 Index Fund                                 $   48,597        $    46,453            $  2,144
Vanguard International Growth Fund                           1,104              1,078                  26
Vanguard LifeStrategy Moderate
    Growth Fund                                             12,460             12,278                 182
Vanguard Small-Cap Index Fund                                7,215              7,630                (415)
Vanguard Total Bond Market Index
    Fund                                                     3,278              3,398                (120)
Vanguard U.S. Growth Fund                                1,909,697          1,810,709              98,988
Vanguard Wellington Fund                                   590,204            577,776              12,428
Vanguard Retirement Savings Trust                        1,589,511          1,589,511                   -
Cone Mills Stock Fund                                      742,920            773,286             (30,366)
                                                       $ 4,904,986        $ 4,822,119            $  82,867

                                                                                 1998

                                                          Proceeds              Cost             Gain(Loss)

Vanguard 500 Index Fund                                $    23,656        $    22,414           $   1,242
Vanguard International Growth Fund                              23                 21                   2
Vanguard LifeStrategy Moderate
  Growth Fund                                               15,234             14,664                 570
Vanguard Small-Cap Index Fund                                   56                 56                   -
Vanguard Total Bond Market Index
  Fund                                                       3,153              3,145                   8
Vanguard U.S. Growth Fund                                1,215,559          1,209,760               5,799
Vanguard Wellington Fund                                   395,197            410,598             (15,401)
Vanguard Retirement Savings Trust                        1,250,754          1,250,754                   -
Cone Mills Stock Fund                                      546,740            963,108            (416,368)
                                                       $ 3,450,372        $ 3,874,520         $  (424,148)


The following tables present the unrealized appreciation (depreciation) on investments as of June 1, 1998, December 31, 1998 and December 31, 1999, and the increases (decreases) in unrealized appreciation (depreciation) for the periods therein:


                                                           Unrealized            Increase            Unrealized
                                                          Appreciation        (Decrease) in         Appreciation
                                                         (Depreciation)         Unrealized         (Depreciation)
                                                          December 31,         Appreciation         December 31,
                                                              1998            (Depreciation)            1999
Vanguard 500 Index Fund                              $           10,638  $          42,143     $          52,781
Vanguard International Growth Fund                                  545              2,163                 2,708
Vanguard LifeStrategy Moderate Growth
    Fund                                                            764              7,583                 8,347
Vanguard Small-Cap Index Fund                                       522                608                 1,130
Vanguard Total Bond Market Index Fund                            (1,483)            (1,895)              (3,378)
Vanguard U.S. Growth Fund                                        83,353            920,883             1,004,236
Vanguard Wellington Fund                                          1,511            (93,537)              (92,026)
Vanguard Retirement Savings Trust                                     -                  -                     -
Cone Mills Stock Fund                                           (64,767)          (392,147)             (456,914)
Participant Loans                                                     -                  -                     -
                                                     $           31,083  $         485,801     $         516,884

                                                                                 Increase             Unrealized
                                                            Unrealized         (Decrease) in         Appreciation
                                                           Appreciation         Unrealized          (Depreciation)
                                                          (Depreciation)       Appreciation          December 31,
                                                           June 1, 1998       (Depreciation)             1998
Vanguard 500 Index Fund                              $           (5,173) $          15,811     $          10,638
Vanguard International Growth Fund                                  336                209                   545
Vanguard LifeStrategy Moderate Growth
    Fund                                                         (2,247)             3,011                   764
Vanguard Small-Cap Index Fund                                       808              (286)                   522
Vanguard Total Bond Market Index Fund                            (1,407)              (76)                (1,483)
Vanguard U.S. Growth Fund                                      (607,904)           691,257                83,353
Vanguard Wellington Fund                                        126,425           (124,914)                1,511
Vanguard Retirement Savings Trust                                     -                  -                     -
Cone Mills Stock Fund                                         1,069,664         (1,134,431)              (64,767)
Participant Loans                                                     -                  -                     -
                                                     $          580,502  $        (549,419)    $          31,083

The following table details the number of participants in each investment program as of December 31, 1999 and 1998, respectively:


                                                                                     1999                 1998
Vanguard 500 Index Fund                                                                104                    57
Vanguard International Growth Fund                                                      23                     6
Vanguard Life Strategy Moderate Growth Fund                                             29                    16
Vanguard Small-Cap Index Fund                                                           12                     3
Vanguard Total Bond Market Index Fund                                                   26                    14
Vanguard U.S. Growth Fund                                                              930                 1,096
Vanguard Wellington Fund                                                               623                   768
Vanguard Retirement Savings Trust                                                    1,445                 1,705
Cone Mills Stock Fund                                                                  851                 1,127

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                                          December 31,
                                                                                   1999                  1998
Net assets available for benefits as presented
  in these financial statements                                          $      18,283,755     $      17,653,958
Adjustment of benefits payable                                                  (2,087,157)             (787,721)
Net assets available for benefits as presented
  in Form 5500                                                           $      16,196,598     $      16,866,237
Net increase in net assets available for benefits
  as presented in these financial statements                             $         629,797
Adjustment of benefits paid                                                     (1,299,436)
Net decrease in net assets available for benefits
  as presented in Form 5500                                              $        (669,639)


                             CONE MILLS CORPORATION

                          EMPLOYEE EQUITY PLAN - HOURLY

                                FINANCIAL REPORT

                                  JUNE 1, 1998

                               Contents

 INDEPENDENT AUDITOR'S REPORT                                        1

 FINANCIAL STATEMENTS

   Statement of financial condition                                  2

   Statement of income and changes in plan equity                    3

   Notes to financial statements                                   4-6

                             McGLADREY & PULLEN, LLP

                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
Cone Mills Corporation

 Employee Equity Plan-Hourly
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of the Cone Mills Corporation Employee Equity Plan - Hourly as of June 1, 1998, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan - Hourly as of June 1, 1998, and the changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan -Hourly ("SRP-Hourly") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP-Hourly being the survivor.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
October 23, 1998

STATEMENTS OF FINANCIAL CONDITION
JUNE 1, 1998


                                                                                        1998

Assets:
  Money market account, Crestar Bank                                                $       -
  Investment in Cone Mills Corporation common stock at
    market value (shares 365,675)(cost $2,341,418)                                          -
  Accounts receivable, Cone Mills Corporation                                          21,115
  Accounts receivable, participants                                                    46,456
  Accrued income receivable                                                               143
       Total assets                                                                    67,714

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement

    Plan -Hourly                                                                       67,714
       Total liabilities                                                               67,714

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                                                    -
  Other                                                                                     -
       Net assets available for benefits                                             $      -

See Notes to Financial Statements.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998 AND YEAR ENDED DECEMBER 31, 1997


                                                1998         1997
Additions:
Interest income                            $    1,647  $     5,577
Cone Mills Corporation contributions          116,929      315,579
Participants contributions                    255,779      689,177
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value $12,012;
  (cost $9,615)                                     -        2,397
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $49,458; 1997 $26,877)(cost

  1998 $37,561; 1997 $21,182)                   11,897       5,695
Transfers from Cone Mills Corporation

  Employee Equity Plan                          46,534           -
Unrealized appreciation of investments         690,854           -
      Total additions                        1,123,640   1,018,425

Reductions:
  Benefit payments                             103,132     418,929
  Transfers to Cone Mills Corporation
    Supplemental Retirement Plan-Hourly        139,487     305,041
  Transfers to Cone Mills Corporation
    Employee Equity Plan                             -      29,420
  Unrealized depreciation of investments             -      74,859
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental Retirement

    Plan - Hourly (Note 6)                   3,894,896           -
      Total reductions                       4,137,515     828,249

    Increase (decrease) in plan equity      (3,013,875)    190,176

Plan equity:
  Beginning                                  3,013,875   2,823,699
  Ending                                    $        -  $3,013,875

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on January 1, 1994. On January 1, 1994, all hourly employees in the "Employee Equity Plan" transferred their account balances to this Plan. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other
Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Hourly employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) and December 31, 1997, is as follows:


                              1998           1997
                          $ 1,209,982   $   492,567

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                       June 1,    December 31,
                                                        1998         1997

Net increase (decrease) in plan equity as
  presented in these financial statements            $(3,013,875)    $ 190,176
Adjustment of benefits paid                              230,056       (45,043)
Net increase (decrease) in plan equity as
  presented in Form 5500                             $(2,783,819)    $ 145,133

Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan-Hourly ("SRP-Hourly") on June 1, 1998. All of the Plan's net assets were transferred into the SRP-Hourly at that date. Immediately thereafter, the Plan was terminated with the SRP-Hourly being the survivor.